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                           October 27, 2020

       Rory Cutaia
       Chief Executive Officer
       Verb Technology Company, Inc.
       2210 Newport Boulevard, Suite 200
       Newport Beach, California 92663

                                                        Re: Verb Technology
Company, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 20,
2020
                                                            File No. 333-249564

       Dear Mr. Cutaia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Larry Cerutti, Esq.